Exhibit 99.1

Alcon Independent Director Committee Determines Novartis’ Merger Proposal to Minority Shareholders of Alcon is Grossly Inadequate
o	Alcon’s Standalone Value Dramatically Exceeds Novartis’ Proposal
o	Novartis’ Financial Analysis of Alcon Shares is Fundamentally Flawed
o	Compulsory Nature of Novartis’ Proposal Violates Well-Established Principles of Fairness and Equitable Treatment
o	Committee to Defend Rights Accorded to Minority Shareholders in Alcon Organizational Regulations and Swiss Law
o	Committee to Take All Appropriate and Available Actions to Protect Minority Shareholders and Prevent Unilateral Removal of Independent Directors
o	Committee to Host Conference Call for Alcon Shareholders

HUENENBERG, Switzerland – January 20, 2010 – The Independent Director Committee (the “Committee”) of Alcon, Inc. (NYSE: ACL) today announced that it formally responded to the January 4 proposal from Novartis AG (“Novartis”) to attempt to acquire the minority publicly traded shares of Alcon pursuant to a compulsory merger under Swiss law.  In its letter to Dr. Daniel Vasella, Chairman and CEO of Novartis and an Alcon Board member, the Committee stated that based on, among other things, advice from its independent financial advisor, it had determined that the price and other terms proposed by Novartis are grossly inadequate and that the financial analysis upon which Novartis’ unilateral proposal is based is fundamentally flawed.
The Committee also announced that the coercive tactics deployed by Novartis are offensive and demonstrate a profound disrespect for Alcon’s minority shareholders, many of whom are employees who, for more than 60 years, created the value in Alcon.  The Novartis proposal would inequitably and unfairly distribute that value to its two largest shareholders, which is neither befitting a company of Novartis’ stature nor equitable to the Alcon shareholders, many of whom have been long-term investors since the initial public offering in 2002.  The Committee notes that Alcon employees are one of the largest minority shareholders.
The Committee reached this decision after a careful review of the terms and financial aspects of Novartis’ proposal and analysis of information provided by Alcon and its senior management team about the company’s past and anticipated financial performance, growth prospects and merger synergy opportunities.  The Committee worked closely with its independent financial and legal advisors, Greenhill & Co., Sullivan & Cromwell LLP and Pestalozzi, Zurich, in undertaking its analysis.
Novartis proposed acquiring Alcon shares at a price of 2.8 shares of Novartis for each share of Alcon through a compulsory merger transaction.  As of January 19, 2010, the proposal is valued at $151.43 per Alcon share due to the decline in Novartis’ stock price, significantly below the $180 in cash that will be paid by Novartis to acquire its majority position.
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Thomas G. Plaskett, Chairman of the Committee, said, “The Committee strongly believes that the underlying historical record and Management’s expected future financial performance of Alcon justify a significantly higher price than that reflected in the current proposal by Novartis.  Moreover, minority shareholders have rights accorded to them that must be respected.”
Plaskett added, “We understand and are concerned that the current situation is disconcerting to the highly valuable employee asset base at Alcon, many of whom are shareholders, and we appreciate their continuing hard work and dedication as we work through these issues at the Board level.”
The Committee believes that the financial methodology used by Novartis intentionally ignored Alcon’s documented market and operational performance, including Alcon’s history of trading at a premium valuation compared to its peers.  The market has consistently recognized and awarded Alcon a premium for its attractive fundamentals, industry leadership and outperformance of quarterly earnings expectations 26 out of 29 times since its 2002 IPO.
The Committee also recognizes that the price offered to public shareholders is substantially lower than that which will be paid to Nestlé for the controlling stake, which is virtually unprecedented in the recent history of similar transactions.
The Committee also reiterates its disappointment with Novartis’ public implication that Novartis can essentially force Alcon’s minority shareholders to accept the terms of its proposal.  In fact, the Committee believes that Swiss law and Alcon’s Organizational Regulations specifically protect minority rights by requiring that a committee of independent directors approve a proposed merger with a majority shareholder.  The Committee believes those rights were reaffirmed and strengthened by Alcon’s full board of directors as recently as December 2008 when, following Novartis’ initial purchase from Nestlé of an approximately 25 percent stake in Alcon, the Alcon Board of Directors approved the formation of a standing committee of independent directors whose stated purpose is to protect the minority shareholders.  Dr. Vasella, the Novartis representative on the Alcon Board, was a board member at the time and approved the formation of the Committee.
Plaskett continued, “Advocates of sound corporate governance and well-established principles of fairness and equity in both Switzerland and the U.S. are rightly offended by Novartis’ coercive attempts to take advantage of the Alcon minority shareholders.  The Committee will evaluate and take all appropriate and available steps to ensure that the rights of Alcon’s minority shareholders are not trampled on in the manner proposed by Novartis.”
The Committee also believes that Swiss law and Alcon’s organizational documents require directors to recuse themselves from decisions on which they are conflicted, which means that the non-independent Novartis-appointed directors would be required to abstain from any Alcon Board decision as to whether or not to approve Novartis’ merger proposal.  Likewise, conflicted directors would also be required to abstain from voting with respect to the replacement of any Committee members and any other action taken with the purpose of circumventing the authority of the truly independent Committee members to accept or reject the merger proposal.
The Committee has posted additional information including answers to frequently asked questions, a summary of its financial analysis, and links to the Swiss Code of Obligations, the Swiss Merger Act and the Alcon Organizational Regulations on their Web site: www.transactioninfo.com/alcon.

Investor Conference Call / Webcast
The Committee will host a conference call and webcast for Alcon investors on Wednesday, January 20 at 8:30 am Eastern Time.  The conference call can be accessed at +1 866 831 6272 (domestic) and +1 617 213 8859 (international).  The participant passcode is 63612961.
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The webcast can be accessed on the investor relations section of Alcon’s Web site www.alcon.com.

A replay of the conference call will also be available for one week.  The replay dial-in number is +1 888 286 8010 (domestic) and +1 617 801 6888 (international).  The replay passcode is 52559963.

Media Inquiries:
Steve Lipin/Jennifer Lowney
Brunswick Group (212) 333-3810

The following letter has been sent to Dr. Vasella:

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Novartis AG
Lichtstrasse 35
4056 Basel
Switzerland

Attention: Dr.  Daniel Vasella, Chairman and CEO

January 20, 2010

Dr.  Vasella,
I am writing to you on behalf of the Independent Director Committee (the “Committee”) of the Alcon, Inc.  (“Alcon”) Board of Directors in response to the January 4th proposal by Novartis AG (“Novartis”) to attempt to squeeze-out Alcon’s minority shareholders in a compulsory merger in which each Alcon share would be exchanged for 2.8 shares of Novartis stock (the “Novartis Merger Proposal”), which is currently valued at approximately US$151.43 per Alcon share in Novartis shares (as compared to the US$180 in cash that Novartis has agreed to pay Nestlé AG (“Nestlé”)).
Response to Novartis Merger Proposal
After careful consideration with its independent financial and legal advisors, the Committee has determined that the Novartis Merger Proposal is grossly inadequate, that the analysis underlying the Novartis Merger Proposal is fundamentally flawed and that the Novartis Merger Proposal is not in the best interests of Alcon and its minority shareholders.  For these reasons, as more fully explained below and in the attached “Summary of Financial Analysis” exhibit, the Committee rejects the Novartis Merger Proposal.
•
The Committee believes, based on the advice of its independent financial advisor, Greenhill & Co., that the fundamental value of Alcon on a standalone basis significantly exceeds the price that Novartis has offered.

•
The Committee believes that Alcon’s “unaffected share price” is significantly greater than the US$137 share price asserted by Novartis and that the analysis that Novartis employs to support such assertion is fundamentally flawed.

o
As described in the attached Summary of Financial Analysis, Novartis’ “Methodology 1” applies price-to-earnings ratios across inconsistent time periods.  Correcting this misleading approach would produce a range of implied unaffected share prices that approximates the US$164.35 closing price of Alcon as of December 31, 2009.

o
Novartis’ “Methodology 2”  asserts that Alcon should trade in line with a number of broad healthcare stock indices, ignoring the fact that, since its IPO in 2002, Alcon has consistently outperformed every one of the 12 indices that Novartis cited (both through April 4, 2008 and since).

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o
Novartis’ “Methodology 3” selectively chooses comments from the equity analyst community in an attempt to demonstrate support for Novartis’ viewpoint, highlighting three analysts (of 12 who cover Alcon) who refer to an unaffected share price that approximates US$137.  While not all analysts covering Alcon comment on unaffected share price, seven of the eight analysts (including the three cited by Novartis) who express a view of the expected Novartis squeeze-out price cite prices of US$181 or greater.

•
Based on input from Alcon’s management, the Committee believes that Novartis has understated achievable synergies in the transaction, by failing to quantify the significant revenue synergies that exist.  Additionally, Novartis has overstated its ability to realize cost synergies absent a full combination and Novartis does not accord the minority shareholders any synergy value.

•	The Committee disagrees with Novartis’ assertion that a 12% premium to the unaffected share price is “very much in line with what minority shareholders in similar transactions have received.”
o
A review of the approximately 250 squeeze-out transactions (of US$100 million in size or greater) that were announced over the past decade shows that the final premium paid for the minority shares over the share price one week and one month prior to announcement were 27% and 30% on average, respectively, with median values of 18% and 21%, respectively.

o
Indeed, Novartis itself set a precedent in 2005 when it paid a premium of approximately 25% to the unaffected share price to squeeze-out the minority shareholders of Eon Labs, which also represented a premium of 9% to the price paid for the majority stake.

•	In addition to undervaluing Alcon’s minority shares, the Committee notes the compulsory nature of Novartis’ proposal.
•
Due to the uncertainties in value inherent in using equity (as opposed to cash) as transaction currency, the Committee views Novartis’ proposal to exchange its shares for Alcon shares as inferior to the terms offered to Nestlé.

In summary, the Committee, after careful consideration with its independent financial advisor, has concluded that Novartis has dramatically understated Alcon’s “unaffected share price” and that the premium that should be applied to such share price is significantly higher than the 12% proposed by Novartis.
Role of, and Effect on, the Alcon Employees
Alcon’s employees are its greatest asset and it is only through their hard work and unparalleled talent that Alcon became the successful company that you praised when Novartis first acquired its stake in Alcon in April 2008 and again when Novartis exercised its call option to acquire Nestlé’s remaining stake in Alcon at a price of US$180 in cash per Alcon share.  These employees are extremely loyal to, and are highly invested in, Alcon, collectively owning millions of Alcon shares through various types of employee stock ownership plans, making the Alcon employees one of the largest minority shareholders.  These employees can observe that

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Novartis’ proposal inequitably and unfairly distributes the value created by such employees over time to Alcon’s two largest shareholders, at the expense of all minority shareholders.
Role of the Independent Director Committee
As a member of the Alcon Board of Directors that approved our Committee’s formation and charter in December 2008, you are well aware that the Committee’s stated purpose is to act as a disinterested body with respect to related party transactions involving major shareholders of Alcon (such as Novartis) and to protect the interests of Alcon and the minority shareholders of Alcon in this type of transaction.
Our review and analysis over the past few weeks confirms the view expressed in the Committee’s January 4th press release that the Novartis Merger Proposal amounts to an attempt to circumvent the minority shareholder protections accorded by Swiss law and embodied in Alcon’s Organizational Regulations.  After further review with our legal advisors, the Committee has reached the determination that Novartis cannot unilaterally impose the terms of the Novartis Merger Proposal on the minority shareholders without the approval of a disinterested body of directors.  By operation of Article VIII of the Organizational Regulations and relevant provisions of Swiss law, including Article 717 of the Code of Obligations, any conflicted directors, which would include the non-independent directors appointed by Novartis, would be required to abstain from voting with respect to matters relating to the Novartis Merger Proposal.  This fundamental protection was implemented to protect minority shareholders against potential coercive actions that could be taken by controlling shareholders, and the Committee is disappointed that Novartis appears to be attempting to flout such protections so brazenly.
You and the Novartis management team appear to have publicly implied that Novartis will simply replace the members of the Committee once Novartis consummates its purchase of Nestlé’s remaining Alcon shares if we do not agree with Novartis’ assessment of the fairness of the Novartis Merger Proposal to the minority shareholders.  Obviously, we do not believe that this strategy works, and note that any attempted actions to effect it (such as replacing the members of the Committee, changing the Committee’s composition or otherwise stripping protections for the minority shareholders in the Organizational Regulations) would result in the same conflict of interest noted above in respect of the Novartis Merger Proposal and, as such, the conflicted directors would be required to abstain from voting with respect to such actions.
It is important that you understand that the Committee’s response today is only the first of potentially many steps that the Committee may take in the fulfillment of its obligations to defend Alcon and the minority shareholders pursuant to Alcon’s organizational documents and Swiss law.
In response to the feedback and questions that we have received from myriad shareholders, the Committee has prepared responses to Frequently Asked Questions, which detail the legal hurdles that Novartis faces in any attempt to unilaterally impose the terms of the Novartis Merger Proposal on the minority shareholders, even after the point at which this becomes a “different game,” to use your words.
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Conclusion
As I am sure you will appreciate, the Committee has committed to make its views with respect to the Novartis Merger Proposal known to all of the minority shareholders, and is therefore including this letter in the materials that it is making publicly available today.  We believe that it is in everyone’s interests to resolve this matter in an expeditious and equitable manner.
Sincerely,

Thomas G.  Plaskett

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Summary of Financial Analysis

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The Committee believes, based on the advice of its independent financial advisor, Greenhill & Co., that the fundamental value of Alcon on a standalone basis significantly exceeds the price that Novartis has offered.

o	A discounted cash flow analysis of management’s strategic plan supports a meaningfully higher standalone value (i.e., before considering synergies or squeeze-out premium).
o	The Committee has great confidence in Alcon management’s ability to execute its strategic plan.
o	Alcon is viewed as a unique investment opportunity by the market and has consistently been rewarded with a premium valuation to its peers since its 2002 IPO.
▪	Alcon is the clear market leader in nearly all of its businesses (surgical, pharmaceutical, and consumer) and has developed the largest global sales and marketing infrastructure in ophthalmology.
▪	Alcon is the only public company of scale that focuses almost exclusively on ophthalmology.
▪
The eye care sector enjoys strong growth opportunities in emerging markets due to the attractive cost/benefit of cataract surgery and rising incomes, and is less susceptible to reimbursement pressure in the US due to its geographic and channel diversity.

▪	Alcon has exceeded analyst estimates 26 of 29 quarters since its IPO.
o	Alcon’s shares closed at US$164.35 on the trading day prior to Novartis’ announcement.
o	As of January 19, 2010, Novartis’ offer represents a discount of 16% to the US$180 per share that Novartis is paying Nestlé for control.

•	The Committee believes that Alcon’s “unaffected share price” is significantly greater than Novartis contends.
o
Alcon’s share price rose steadily throughout 2009; while Novartis asserts that this was driven by speculation in Alcon’s shares, it coincided with positive earnings surprises in every quarter and progressively increasing future earnings expectations among analysts (see attached annex).

o	Alcon has seen no appreciable spikes in trading volume, which might indicate speculation, other than on a single date in December when an equity analyst wrote a report about a potential squeeze-out.
▪	The report was preceded by comments from Novartis CFO Raymund Breu on October 22, 2009 indicating no plans to execute a squeeze-out of the minority shareholders.

•	The Committee believes that the analysis that Novartis employs to support its assertion that Alcon’s unaffected share price is US$137 is fundamentally flawed.
o	Novartis’ “Methodology 1” asserts that Alcon should trade at a similar or lower price-to-earnings ratio than it did in April 2008 (prior to the announcement of the Nestlé/Novartis transaction).
▪
However, Novartis calculates the 2010E price-to-earnings ratio as of April 2008 (i.e. a 3-year forward multiple) and applies that same multiple to 2010E expected earnings today (i.e., a 1-year forward earnings estimate), ignoring the fact that nearly two years have passed since April 2008, and that 3-year forward multiples are typically lower than 1-year forward multiples for high-growth companies.

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▪
For instance, in the Novartis example, Alcon traded at the following forward multiples of earnings as of April 2008 (note that each successive year results in a 2x – 3x multiple decline due to higher earnings expectations year-over-year)1:

o	2008E (1-year forward multiple) – 22.7x
o	2009E (2-year forward multiple ) – 19.8x
o	2010E (3-year forward multiple ) – 17.7x
o	2011E (4-year forward multiple ) – 15.8x
▪
Novartis should have applied multiples across comparable time periods (e.g., the one-year forward 2008 multiple in April 2008 should now be applied to Alcon’s (one-year forward) 2010 earnings estimate).

▪	Correcting Novartis’ analysis in this fashion produces a range of unaffected stock prices that approximates the US$164.35 closing price of Alcon on December 31, 2009.
▪
Nor do we agree (for reasons enumerated under the first bullet point above) that Alcon should have experienced the same multiple contraction as other healthcare companies have experienced since April 2008.

o
Novartis’ “Methodology 2” asserts that Alcon should trade in line with a number of broad healthcare stock indices, ignoring the fact that since its IPO in 2002, Alcon has consistently outperformed every one of the 12 indices that Novartis cited.

Indexed Share Price Performance of Alcon versus Healthcare Indices2
March 22, 2002 – April 4, 2008

1 Multiples based on Alcon’s 3-month VWAP of US$143.18 as of April 4, 2008.
2 Includes only the indices referenced in the Novartis analysis entitled “Summary Assessment of Alcon’s Unaffected Share Price” that have existed since Alcon’s initial public offering.

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▪	Since the time of Alcon’s IPO (or the inception of the index, if more recent) to April 4, 2008, Alcon outperformed the indices by over 20 percentage points on a compound annual basis, on average.
▪	The market has consistently rewarded Alcon with a premium valuation because of the reasons discussed under the first bullet point above.
o
Novartis’ “Methodology 3” selectively chooses comments from the equity analyst community in an attempt to demonstrate support for Novartis’ view, highlighting three analysts (of 12 who cover Alcon) who discussed an unaffected share price that approximates US$137, while ignoring these same analysts’ views of the appropriate price to be paid for the minority shares.

Analysts Cited by Novartis	Reference to Takeout Price	Synergy Estimate
BMO Capital Markets	▪ “at least $181”	▪ $300 - $400mm
UBS	▪ “up to $236”	▪ $686mm
JP Morgan	▪ $181 price target	▪ NA

▪	Moreover, 7 of the 8 analysts (including the three cited by Novartis) who express a view on the expected Novartis squeeze-out price cite prices of US$181 or greater.

•
Based on input from Alcon’s management, the Committee believes that Novartis has understated achievable synergies in the transaction, by failing to quantify the significant revenue synergies that exist.  Additionally, Novartis has overstated its ability to realize cost synergies absent a full combination and Novartis does not accord the minority shareholders any synergy value.

o
In addition to the US$300 million of cost synergies cited by Novartis, the Committee believes that there is an even greater amount of revenue synergies, none of which appear to be reflected in the Novartis proposal.

o	The Committee does not believe that Novartis can achieve two-thirds of the potential synergies without total ownership of Alcon:
▪	Co-promotion or other agreements would require arms-length negotiations and approval of the Committee; and
▪	Novartis could not fully rationalize sales forces or back office functions.

•	The Committee disagrees with Novartis’ assertion that a 12% premium to the unaffected share price is “very much in line with what minority shareholders in similar transactions have received.”
o
A review of 247 squeeze-out transactions announced over the past decade with a value greater than US$100 million showed that the final premium paid for the minority shares over the share price one week and one month prior to announcement were 27% and 30% on average, respectively, with median values of 18% and 21%, respectively.

o
Indeed, Novartis itself set a precedent in 2005 when they paid a premium of approximately 25% to the unaffected price to squeeze-out the minority shareholders of Eon Labs, which also represented a premium of 9% to the price they paid for their majority stake.

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•	In addition to undervaluing Alcon’s minority shares, the Committee views the terms of the Novartis proposal as inferior to the terms offered to Alcon’s current majority shareholder.
o	Minority shareholders are to receive stock consideration, whereas Nestlé is to receive cash.
o	Stock consideration is offered at a fixed exchange ratio, which creates uncertainty as to the value to be ultimately received by the minority shareholders.
o	In spite of the stock-based consideration, the Novartis merger proposal is likely to be taxable for United States income tax purposes.

Annex: Unaffected Share Price Analysis
Fundamental Drivers of Alcon’s Share Price Performance
•	Evidence does not support the contention that a large speculative premium was imbedded in Alcon stock prior to the announcement of the Novartis proposal
•	Alcon shares have steadily risen in 2009 in conjunction with strong earnings announcements and several strategic transaction announcements
•
Additionally, a high correlation between Alcon’s share price change and changes in street earnings would imply that research analyst earnings revisions (along with Alcon’s results) appear to have driven the share price performance, in both directions, since early 2008

Note: Last day of data as of 12/31/2009.
(1) 2010E EPS estimates are per FactSet and indexed as of 1/1/08
Source: FactSet IBES estimates
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About Alcon
Alcon, Inc. is the world’s leading eye care company, with sales of approximately $6.3 billion in 2008.  Alcon, which has been dedicated to the ophthalmic industry for 65 years, researches, develops, manufactures and markets pharmaceuticals, surgical equipment and devices, contacts lens solutions and other vision care products that treat diseases, disorders and other conditions of the eye.  Alcon operates in 75 countries and sells products in 180 markets.  For more information on Alcon, Inc., visit the Company’s web site at www.alcon.com.

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Caution Concerning Forward-Looking Statements. This press release may contain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Any forward-looking statements reflect the views of the Committee as of the date of this press release with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. There can be no guarantee that Novartis or Alcon will achieve any particular future financial results or future growth rates or that Novartis or Alcon will be able to realize any potential synergies, strategic benefits or opportunities as a result of the consummation of the Novartis purchase or the proposed merger.  Also, there can be no guarantee that the Committee will obtain any particular result.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.